UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SandRidge Permian Trust

(Name of Subject Company (Issuer))

PEDEVCO Corp.

SRPT Acquisition, LLC

(Names of Filing Persons (Offerors))

Common Units Representing Beneficial Interests

(Title of Class of Securities)

428236103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Dr. Simon G. Kukes

Chief Executive Officer

PEDEVCO Corp.

575 N. Dairy Ashford

Energy Center II, Suite 210

Houston, Texas 77079

(855) 733-3826

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Clint Smith

Jones Walker LLP

201 St. Charles Avenue, Suite 5100

New Orleans, LA 70170

(504) 582-8429

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$23,520,000.00	$2,567

(1)	Pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and solely for the purpose of calculating the filing fee, the transaction valuation was calculated as the market value of the securities to be received, calculated as the product of: (1) 52,500,000 common units of beneficial interest (“Trust Common Units”) of SandRidge Permian Trust (the “Trust”) being the number of outstanding Trust Common Units as reported on the cover page of the Trust’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, and (2) the last sale price as reported on OTC Pink Market on October 6, 2020 ($0.4610).
(2)	Computed in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2021 to be $2,567, which is equal to 0.00010910 multiplied by the transaction valuation of $23,520,000.00.
☒	Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$2,567	Filing Party:	PEDEVCO Corp.
Form or Registration No.	S-4	Date Filed:	October 13, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by PEDEVCO Corp., a Texas corporation (“PEDEVCO”), and SRPT Acquisition, LLC, a Texas limited liability company (“Purchaser”), and relates to the third-party tender offer by Purchaser to exchange each of the issued and outstanding common units of beneficial interest (the “Trust Common Units”) of SandRidge Permian Trust (the “Trust”), for 4/10ths of one share of common stock, par value $0.001 per share (the “PEDEVCO Common Stock”), subject to the procedures described in (1) the Offer to Exchange, dated October 13, 2020 (the “Offer to Exchange”), and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended, supplemented or extended from time to time, constitutes the “Offer”).

On October 13, 2020, PEDEVCO filed a Registration Statement on Form S-4 (the “Registration Statement”), of which the Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Offer to Exchange and the related Letter of Transmittal, which are set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO, and as more precisely set forth below.

Item 1. Summary Term Sheet

The information set forth in the section of the Offer to Exchange titled “Questions and Answers about the Offer” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information

(a) As described in the Offer to Exchange, the subject company and issuer of the securities subject to the Offer is SandRidge Permian Trust, a Delaware Statutory Trust. The Trust’s principal executive offices are located at 601 Travis Street, 16th Floor, Houston, Texas, 77002 and its telephone number is (512) 236-6555.

(b) The Schedule TO relates to the Trust Common Units. Based on the information contained in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the Securities and Exchange Commission by the Trust on August 7, 2020, there were 52,500,000 Trust Common Units issued and outstanding as of July 30, 2020.

(c) The information set forth in the section of the Offer to Exchange titled “Comparative Per Share Market Price and Dividend Information and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a), (b), (c) The information set forth in the sections of the Offer to Exchange titled “Summary — Information About the Companies,” “Information about PEDEVCO”, “Information about the Purchaser” and “Information about the Trust” and “The Offer — Certain Relationships with the Trust and Interest of PEDEVCO and PEDEVCO’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)(1)(i) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Exchange titled “Summary — The Offer” and “The Offer — Overview” and “The Offer — Cash In Lieu of Fractional PEDEVCO Common Stock” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Exchange titled “Summary — Expiration of the Offer” and “The Offer — Expiration of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer— Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Exchange titled “Summary — Extension, Termination and Amendment” and “The Offer — Extension, Termination and Amendment” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Exchange titled “Summary — Withdrawal Rights” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Exchange titled “The Offer — Procedure for Tendering” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Exchange titled “The Offer — Exchange of Trust Common Units; Delivery of PEDEVCO Common Stock” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Trust Common Units; Registration under the Exchange Act; Margin Regulations,” “Description of PEDEVCO Common Stock,” and “Comparison of the Rights of Holders” is incorporated herein by reference.

(a)(1)(xi) The information set forth in the sections of the Offer to Exchange titled “Summary —Accounting Treatment” and “The Offer — Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii) The information set forth in the sections of the Offer to Exchange titled “Summary — Material U.S. Federal Income Tax Consequences,” “The Offer — Material U.S. Federal Income Tax Consequences” and Item 6 and Item 8 of the Letter of Transmittal is incorporated herein by reference.

(a)(2) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Background of the Offer” and “The Offer — Certain Relationships with the Trust and Interest of PEDEVCO and PEDEVCO’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1-7) The information set forth in the sections of the Offer to Exchange titled “Summary — Reasons for the Offer,” “Reasons for the Offer,” “The Offer — Ownership of PEDEVCO After the Offer,” “The Offer — Purpose of the Offer; Second-Step Merger,” “The Offer — Plans for the Trust” and “The Offer — Effect of the Offer on the Market for Trust Common Units; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d) The information set forth in sections of the Offer to Exchange titled “The Offer — Conditions to the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the sections of the Offer to Exchange titled “Information About the Companies,” “The Offer — Certain Relationships with the Trust and Interest of PEDEVCO and PEDEVCO’s Executive Officers and Directors in the Offer,” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

(a) The information set forth in the section of the Offer to Exchange titled “The Offer — Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements

(a), (b) The information set forth in the sections of the Offer to Exchange titled “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Item 11. Additional Information

(a)(1) The information set forth in the sections of the Offer to Exchange titled “Background of the Offer” and “The Offer — Certain Relationships with the Trust and Interest of PEDEVCO and PEDEVCO’s Executive Officers and Directors in the Offer” is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections to the Offer to Exchange titled “Summary — Regulatory Approvals,” “The Offer — Regulatory Approvals,” “The Offer — Certain Legal Matters,” “The Offer — Conditions to the Offer,” and “The Offer — Statutory Requirements; Approval of the Second-Step Merger” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Exchange titled “The Offer — Effect of the Offer on the Market for Trust Common Units; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in section of the Offer to Exchange titled “The Offer — Certain Legal Matters” is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Exchange, dated October 13, 2020.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release, dated October 13, 2020.**

(a)(5)(B)	Presentation, dated October 13, 2020 **

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinion of Jones Walker, LLP.*

*	Incorporated by reference to the PEDEVCO Registration Statement on Form S-4 filed on October 13, 2020.
**	Incorporated by reference to the PEDEVCO Current Report on Form 8-K filed on October 13, 2020.

Item 13. Information Required By Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEDEVCO CORP.

By:	/s/ Dr. Simon G. Kukes
Name: Dr. Simon G. Kukes
Title: Chief Executive Officer (Principal Executive Officer)

SRPT Acquisition, LLC

By:	/s/ Dr. Simon G. Kukes
Name: Dr. Simon G. Kukes
Title: Chief Executive Officer (Principal Executive Officer)

Date: October 13, 2020